

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via Email
Felipe Contreras Fajardo
Chief Accounting Officer
c/o Robert Moreno Heimlich
Banco Santander-Chile
Bandera 140, 19th Floor
Santiago, Chile

> **Re: Banco Santander-Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-14554**

Dear Mr. Contreras Fajardo:

We have reviewed your response letter dated February 3, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Allowances for Residential Mortgage Loans, page 110

1.   We note your response to prior comments 3 and 4. You state that the current loss rates for residential mortgages considered a broad range of information derived from the history of these loans originated between 2007 and 2011. You also state that under the post-June 2011 methodology an 11% allowance is required sooner; whereas, a lower allowance, 1.2% or 2.5%, would have been recorded under the prior methodology at 90 days past due. Please address the following:

- Confirm that the seven risk profiles and related loss rates included in the response to comment 3 are the ones used in 2012 to calculate the allowance.

- Your response states that the loan history used is based on loan origination. Explain why the data is based on the loan origination date and does not include loan history for *all* loans outstanding during the five year period.

- Tell us why you used three years of loan history for the renegotiated loans that were less than 90 days past due at renegotiation instead of five years like all other loss rates.

- Confirm you update the loan history used in calculating the allowance percentages and tell us the loan history period used to calculate the allowance percentages at December 31, 2013.

Management's Report on Internal Control Over Financial Reporting, page 183

2. We note on page 184 that management concluded that your internal control over financial reporting and disclosure controls and procedures were effective as of December 31, 2012. However, we note from your response filed February 3, 2014 the following:

- It appears that our comment 5 on December 27, 2013 identified the fact that your allowance methodology for C and D risk rated loans was not in compliance with IFRS.

- Your response to comment 3 clarified that the allowance table presented on page 111 did not reflect the risk profiles and loss rates utilized in your current residential loans allowance methodology.

- In response to comment 7 you state that some of the disclosure on page F-56 did not appropriately and adequately describe your situation with respect to hedging and you included cash flows unrelated to hedging so these items will be deleted in future filings.

- Your disclosure on page F-101 indicated that your subsidiary, Santander Asset Management S.A. Administradora General de Fondos, guaranteed certain returns on your mutual funds; however, your response to comment 8 states no return is guaranteed and in some cases there is not a guarantee but just an indemnification agreement related to the administration of the fund.

   Please tell us how you considered the identification and correction of the matters noted above in your evaluations of disclosure controls and procedures and internal controls over financial reporting as of December 31, 2012.

<u>Consolidated Financial Statements, page F-1</u>

<u>Note 24 - Contingencies and Commitments, page F-100</u>

<u>Santander Asset Management S.A. …… Fondos, page F-101</u>

3.   We note your response to prior comment 8 where you state that you have concluded that neither the subsidiary nor the Bank is exposed to any variable returns from the three guaranteed mutual funds, and thus you have not consolidated the funds in your financial statements. Please respond to the following:

- Clarify when the guarantee is applicable and whether you have ever incurred a loss as a result of the guarantee.

- Tell us the dollar value of the assets held in these three guaranteed mutual funds as of December 31, 2013, 2012 and 2011.

- Revise your disclosure to more clearly clarify the difference, and related dollar values, of the guarantees for "creating mutual funds" and the guarantees for a guaranteed return on certain mutual funds, as described on page F-101.

<u>Note 32 - Provision for Loan Losses, page F-115</u>

4.   We note your response to prior comment 9 and your proposed line item titled "Charge-offs individually significant loans and additional provisions established for loans collectively evaluated for impairment." It is not clear why the additional provisions recorded after a charge-off to replenish the allowance on the remaining loan portfolio would be included in the charge-off line item. Please clarify this line item in your future filings and provide us with the proposed disclosure.

<u>Note 33 - Personnel Salaries and Expenses, page F-118</u>

5.   We note your response to prior comment 10. Please respond to the following:

- Please clarify which example in paragraph B52 of IFRS 2 is applicable to your stock performance plan and how you account for these under IFRS 2 (i.e. equity-settled share-based payments or cash-settled share-based payments. If cash-settled tell us how you remeasure the fair value of the liability each reporting period (e.g. Monte Carlo model).

- Tell us the offsetting journal entry you record when you recognize compensation expense for this plan.

- Tell us how you determine the amount of the cash obligation you have to Banco Santander S.A. (Spain) for the awards that vest and tell us the journal entry you record for this transaction.

Please contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant